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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Endwave Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29264A206

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

Page 1 of 4 pages

13G
CUSIP No. 29264A206			Page 2 of 4

1.	Name of Reporting Person: Edward A. Keible, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 253,272[1]

		6.	Shared Voting Power: 195,315

		7.	Sole Dispositive Power: 253,272[1]

		8.	Shared Dispositive Power: 195,315

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 448,587[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 4.2%

12.	Type of Reporting Person: IN

[1]	Includes 241,376 shares issuable upon exercise of options exercisable within 60 days and 625 shares over which the reporting person has power of attorney.

Page 2 of 4 pages

Item 1.

(a)	Name of Issuer: Endwave Corporation

(b)	Address of Issuer’s Principal Executive Offices: 776 Palomar Ave., Sunnyvale, CA 94085

Item 2.

(a)	Name of Person Filing: Edward A. Keible, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

c/o Endwave Corporation

776 Palomar Ave., Sunnyvale, CA 94085

(c)	Citizenship: United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 29264A206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 448,587[1]

(b)	Percent of Class: 4.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 253,272[1]

(ii)	Shared power to vote or to direct the vote: 195,315

(iii)	Sole power to dispose or to direct the disposition of: 253,272[1]

(iv)	Shared power to dispose or to direct the disposition of: 195,315

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

[1]	Includes 241,376 shares issuable upon exercise of options exercisable within 60 days and 625 shares over which the reporting person has power of attorney.

Page 3 of 4 pages

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of a Group

Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2005

Date

/s/ Edward A. Keible, Jr.

Signature

Edward A. Keible, Jr.

Name/Title

Page 4 of 4 pages